9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, March 24th, 2006

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROVIMI

ON TOP OF THE FEED CHAIN

Full-year results 2005
Net profit increases by 25% to EURO 47.6 million

Paris/Rotterdam, 21 March 2006

The Provimi Group (listed on Euronext Paris), one of the global leaders in the animal nutrition business, today announces its consolidated results for the full year 2005:

- **Profit from operations before non-recurring items increased by 14%**
- **Net profit up by 25% to EUR 47.6 million (2004: EUR 38.2 million)**
- **Dividend proposed to the annual shareholders meeting of EUR 0.35 per share (2004: EUR 0.21), an increase of 67%**

In addition, the Group saw a margin improvement driven by a better product mix with an increase in Premixes, Pet food and Aqua feed and a further strengthening in developing and emerging markets, with the acquisitions of Rybflotprom (Russia) and Pet Hungaria and new factories in the Czech Republic and Brazil.

Provimi's CEO Wim Troost commented: "We are very pleased to see a better profitability during 2005, with an improved product mix resulting in a meaningful increase in profit from operations. This, combined with a considerable reduction in financing costs, led to a strong increase in net profit. We expect to further expand the strong free cash flow from operations. The Group will continue to invest in internal and external growth opportunities"

(In million €)	**31/12/2005**	31/12/2004	**Change**
Revenues	**1,585.3**	1,571.1	+0.9%
Profit from operations before non-recurring items	**95.8**	84.1	+13.9%
Profit from operations	**98.2**	94.3	+4.1%
Net financial costs	**-22.3**	-32.6	-31.6%
Net profit – Group share	**47.6**	38.2	+24.6%
Earnings per share	**1.83**	1.47	+24.6%

All financial figures in 2005 are based on IFRS. 2004 figures have been restated and may therefore differ from those published during 2004.

Revenues
Progress in volume and sales was broad based with a strong improvement in the product mix. Like for like, volume growth amounted to almost 2% with strong growth in Premixes, Pet food and Aqua feed, partly offset by lower Complete feed volumes.

The Group decided to reduce its trading activities, which resulted in a decline in sales of EUR 105 million, mostly in Poland. Complete feed sales reduced as a result of the switch to higher margin Premixes and Concentrates as well as the knock-on effect on selling prices from lower raw material costs.

As a result, full year revenues amounted to EUR 1,585.3 million, an increase of almost 1% compared to 2004. Exchange rates, mainly the Polish zloty, had a positive effect of EUR 77.2 million and the net impact of acquisitions and divestments increased sales by EUR 14.3 million.

Profit from operations before non-recurring items
Profit from operations before non-recurring items improved by 14% to EUR 95.8 million (2004: EUR 84.1 million). Increased margins in Poland and the effect of strong growth in higher margin products such as Premix, Specialties and Pet food, contributed to this result. Exchange rates had a positive effect of EUR 3.2 million and the net impact of acquisitions and divestments contributed EUR 3.4 million.

In 2005 the group further expanded its presence in emerging markets with the acquisition of Pet Hungaria and Ben Poland in Petfood and Rybflotprom Russia in Premixes and Concentrates. The combined purchase consideration (debt-free) amounted to EUR 63.7 million. In total these acquisitions contributed in 2005 EUR 32.5 million to sales and EUR 4.7 million to profit from operations. On a full year basis the impact on sales and profit from operations in 2005, before synergies, is estimated at EUR 78 million and EUR 11.5 million respectively.

Net financial costs
Finance costs reduced strongly by 32% due to a further reduction in average net debt and significantly improved financial conditions resulting from the repayment of the subordinated facility in November 2005 and the full year impact of the Group's successful refinancing in 2004.

Net profit – Group share improved to EUR 47.6 million (2004: EUR 38.2 million), an increase of 24.6%. Consequently, earnings per share increased to EUR 1.83 (2004: EUR 1.47).

Net financial debt amounted to EUR 412.2 million on 31 December 2005 (on 31 December 2004: EUR 373.4 million), excluding put option obligations related to minority shareholders in India and Russia (EUR 10.1 million). The increase in net financial debt at year end is fully due to the impact of new acquisitions and exchange rates. On a like-for-like basis net financial debt would have decreased by EUR 37 million to EUR 336 million.

Segment information by geography

	Revenues			Profit from operations before non-recurring items		
(In million EUR)	**31/12/2005**	31/12/2004	Change	**31/12/2005**	31/12/2004	Change
France	**144.2**	137.3	5.0%	**15.8**	18.0	-12.3%*
Poland	**348.4**	439.9	-20.8%	**22.1**	17.1	29.2%
Rest of Europe	**680.4**	625.8	8.7%	**34.7**	28.5	21.8%
North America	**178.8**	161.6	10.6%	**11.4**	9.9	15.2%
Rest of the world	**233.5**	206.5	13.1%	**11.8**	10.6	11.3%
Total	**1,585.3**	1,571.1	0.9%	**95.8**	84.1	13.9%

*The decline in France is fully due to a different allocation of costs at the Holding level.

Dividend

Considering the Group's continuing strong cash flow before acquisitions, the Board will ask shareholders to approve a significantly higher dividend for 2005 of EUR 0.35 euro per share, an increase of 67% (2004: EUR 0.21).

Outlook 2006

In 2006, the Group will continue to look for value creating acquisitions and invest in organic growth in its strategic markets. Focus will continue to be on further expanding the stable cash flow generation of the group, in particular also through a further reduction of working capital.

Integration of the recent acquisitions made in the second half year of 2005 will be completed. 2006 should also start to see the benefits from the reorganisation activities launched in 2005, notably in Poland and in European Pet food, as well as from the centralised management of the Group's procurement activities which should start to contribute to results during the second half of the year.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has sales of EUR 1.6 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 (0)1 34 82 79 04 or + 31 (0)10 423 95 85
Press relations:
Miriam ter Braak: + 31 (0)10 4 23 96 33, or mobile + 31 (0)6 511 23 766

This press release, presentations and review 2005 will be available on the Group's website: http://www.provimi.com and will also be available upon request at the company's head office.

Reservation regarding forward-looking statements

This press release may contain forward-looking statements which are not statements of established facts but express the Group's intentions, beliefs, expectations or predictions and the underlying assumptions. These statements are based on plans, estimates and projections as currently available to the management of Provimi and therefore apply only as of the date when they are made and the Group does not undertake to update them publicly in the light of new information or future events. They contain inherent risks and uncertainties which could therefore cause results actually achieved to differ materially from those expressed or implied in any forward-looking statement. For more information on these, please refer the Group's Reference Document.

APPENDIX

Comments by geographical areas

In France, business developed positively, especially the exports in Premixes and Specialties, as volume increased by 3% in a declining market. The ruminant sector performed well and benefited from the introduction of new products and nutritional programmes. Profit in the feed business remained stable. However, overall profit is down as a result of a different allocation of costs at the Holding level in France.

In Poland, profit from operations increased by 29%, resulting from higher margins and an improved product mix. Customers substituted complete feed by premixes and concentrates due to high grain stocks. The exports of concentrates increased, while the company's decision to reduce sales in raw material trading activities resulted in a EUR 90 million lower sales. Revenues further decreased in comparison with 2004 as a result of lower raw materials prices for the feed production. The merger of the two existing businesses in Poland was completed in August 2005 with the first benefits already starting to come through in results.

In the Rest of Europe, most countries in Central and Eastern Europe showed a strong performance, notably Russia, Bulgaria, Romania and the Czech Republic. In Russia good market conditions boosted demand for high quality feed and the group strengthened its number one position in the Russian market with the acquisition of the Rybflotprom premix business. In Bulgaria, farmers switched from complete feed to the higher margin concentrates. In the Czech Republic, good results were accomplished and a new wet pet food plant was inaugurated. Further good progress was booked in the Netherlands, in both Pet food and Feed. Also in Portugal margins were good, especially in the ruminant segment. Market conditions in Hungary remained difficult in Feed, but good in Pet food.

The recent acquisitions, the Pet food companies Pet Hungaria and Ben Poland and the premix/concentrates producer Rybflotprom in Russia, made a positive contribution of EUR 4.7 million to profits. The Pet food business in Europe performed well with particular strong growth in the Central and Eastern Europe region.

In North America, the Group realized substantial growth, particularly in swine and poultry, while the ruminant business remained stable. The equine business gained market share. Geographic expansion into Canada established a base for volume growth in 2006. Margins per tonnes remained relatively stable despite a general increase in macro ingredients prices. The business experienced strong fourth quarter profits due to improved sales volumes.

In the Rest of the World, growth in many of the emerging countries where Provimi is present was strong. India, Brazil, South Africa and China all reached double-digit sales growth. In Brazil, where a new factory with a quality system fulfilling European standards was inaugurated, the overall performance was good. In South Africa, high meat prices and low raw material prices helped keeping margins up. In China, sales and volumes improved, while lower raw material prices towards the second half of 2005 pushed many end users to change to use Premixes. In Chile, Aqua feed showed good growth despite rising fish-meal and fish-oil costs.